March 18, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Your letter dated March 5, 2009

Hi-Tech Pharmacal Co., Inc.

Form 10-K for Fiscal Year Ended April 30, 2008

Filed July 14, 2008

File No. 000-20424

Dear Mr. Rosenberg:

The Company requests an extension of time to file our response to your letter dated March 5, 2009. In addition to addressing the matters set forth in your letter, the Company is currently implementing a new computer ERP system, SAP, encompassing both manufacturing and accounting. Part of this implementation is auditing our updated internal controls in compliance with the Sarbanes Oxley Act. The Company just acquired the assets of another entity, ECR Pharmaceuticals, and are in the process of preparing the audited financials and pro-forma financial information required. Consistent with my discussion with James Peklenk, Staff Accountant, we therefore request an extension of time to file our response on or before April 8, 2009.

Please feel free to contact me with any questions at (631) 789-8228 ext. 4504.

Sincerely,

/s/ William Peters William Peters
Vice President and Chief Financial Officer
Hi-Tech Pharmacal Co., Inc.
369 Bayview Avenue
Amityville, NY 11701